Exhibit 4.5

CONVERSION AGREEMENT

This Agreement executed on March 12, 2007 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Andrew Callari (the “Consultant”), with a principal place of business located at 600 Anton Blvd., 11th Floor, Costa Mesa, CA 92626.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered litigation legal services to the Company continuously since December 2006, and submitted to the Company two invoices (#1553 and 1582) with a balance due of $31,698 (thirty-one thousand six hundred ninety-eight) as of March 12, 2007.

The Parties hereby agree to convert the full amount due of $31,698 (thirty-one thousand six hundred ninety-eight) into 32,346 (thirty-two thousand three hundred forty-six) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $30,000 (thirty thousand) of Consultant’s retainer fees for his future legal litigation services to the Company into 30,612 (thirty thousand six hundred twelve) fully-paid and non-assessable free trading shares, at the conversion rate of $0.98 (closing price of the Company’s stock on March 9, 2007) per share, upon the execution of this Agreement and submission of applicable invoice(s) for the actual subsequent services.

The Company agrees to take immediate steps to file S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Andrew Callari)

/s/ Chaslav Radovich	/s/
Chaslav Radovich	Andrew Callari
President

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